UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015, Amendment No. 2 filed with the SEC on December 1, 2015, Amendment No. 3 filed with the SEC on December 7, 2015, Amendment No. 4 filed with the SEC on December 8, 2015, Amendment No. 5 filed with the SEC on December 8, 2015 and Amendment No. 6 filed with the SEC on December 9, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $15.50 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015, the Amendment and Supplement to the Offer to Purchase dated December 14, 2015, and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i), (a)(1)(xiii) and (a)(1)(ii), respectively, to the Statement, as amended and supplemented by this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.                                 Additional Information

Item 8 of the Statement is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Other Information” and inserting the following at the end of such subsection:

“On December 11, 2015, the Company, Parent and Purchaser entered into an Amendment to the Merger Agreement (the “Amendment”).  Pursuant to the Amendment, among other things, the Offer Price was increased from $15.00 to $15.50 per Share.

On December 11, 2015, the Company and Parent issued a joint press release announcing that the Company has entered into the Amendment and that the Board has determined, after consultation with its outside counsel and financial advisor, that the Icahn Definitive Proposal no longer constitutes a Superior Proposal.  The press release also stated that the Board continues to unanimously recommend that the Company’s shareholders accept the Offer and tender their Shares to Purchaser in the Offer.  A copy of the press release is attached to this Statement as Exhibit (a)(1)(xii) and is incorporated herein by reference. A copy of the executed Amendment is attached to this Statement as Exhibit (e)(17) and is incorporated herein by reference.”

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Item 9.                                 Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Document

(a)(1)(xii)

Joint Press Release issued by The Pep Boys – Manny, Moe & Jack and Bridgestone Americas, Inc. on December 11, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 14, 2015).

(a)(1)(xiii)

Amendment and Supplement to the Offer to Purchase dated December 14, 2015 (incorporated by reference to Exhibit (a)(1)(J) to the Tender Offer Statement on Schedule TO T filed by Bridgestone Retail Operations, LLC with the SEC on December 14, 2015).

(e)(17)

Amendment dated as December 11, 2015 to the Agreement and Plan of Merger, dated as of October 26, 2015, by and among The Pep Boys – Manny, Moe & Jack, Bridgestone Retail Operations, LLC, and TAJ Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on December 14, 2015).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 14, 2015